Schiff Hardin LLP
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schiffhardin.com

Alec Orudjev
202.724.6846
aorudjev@schiffhardin.com

June 23, 2017

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Anuja A. Majmudar, Attorney-Advisor

Re:	TDH Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 24, 2017
CIK No. 0001684425

Dear Mr. Schwall:

On behalf of TDH Holdings, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-1 filing as transmitted by a letter dated June 2, 2017 (the “Comment Letter”) to Cui Rongfeng, Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-1 Filing (the “Amended F-1 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

June 23, 2017

Post Offering Ownership, page 29

1.             Please add a note to explain how you derived the $8,456,638 total consideration amount, and the reason for the resulting $1.07 per share, for the existing shareholders.

Response: The above-referenced amount was presented in an advertent error; the total consideration amount and average price per share for the existing shareholders are $4,687,194 and $0.59 per share, respectively. Therefore, the table on p. 29 of the Amended F-1 Filing has been revised to read as follows:

	Shares Purchased		Total Consideration		Average Price
	Amount (#)	Percent (%)	Amount ($)	Percent (%)	Per Share ($)
Existing shareholders	7,900,000	86%	4,687,194	45%	$0.59
New investors	1,325,000	14%	5,631,250	55%	$4.25
Total	9,225,000	100%	10,318,444	100%	$1.12

The table above assumes no exercise of the over-allotment option.

	Shares Purchased		Total Consideration		Average Price
	Amount (#)	Percent (%)	Amount ($)	Percent (%)	Per Share ($)
Existing shareholders	7,900,000	84%	4,687,194	42%	$0.59
New investors	1,523,750	16%	6,475,938	58%	$4.25
Total	9,423,750	100%	11,163,132	100%	$1.18

The table above assumes exercise of the over-allotment option in full.

In addition, the revised note to the table now reads as follows:

“On September 30, 2015, TDH Holdings issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10. On August 8, 2016, a total of 7,518,908 shares were issued at $0.5 per share, with a consideration of $3,759,454. On December 31, 2016, a total of 371,092 common shares were issued at $2.5 per share to Fulcan Capital Partners, LLC, Xiumei Lan and Zhonghua Liu with a consideration of $927,730. As a result, the Company issued total shares of 7,900,000 with a total consideration of $4,687,194 for the existing shareholders. Accordingly, the average price per share of $0.59 was the result of total consideration of $4,687,194 divided by total shares of 7,900,000.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2.            We note your disclosure responding to prior comment 15. Please expand your disclosure on page 35 to provide a more detailed and comprehensive discussion of the business factors and decisions made by management that contributed to your sales growth and net revenue increase while decreasing your cost of sales as a percentage of your net revenue in 2016. Similarly, expand your explanation of the gross margin increase to discuss the “strong operating performance” business drivers and the “strict cost control” measures that contributed to your improvement of operating efficiency.

Response: The revised paragraph on p. 35 included in the Amended F-1 Filing reads as follows:

June 23, 2017

~~Gross margin. Our gross margin increased from 24.66% for the year ended December 31, 2015, to 28.95% for the year ended December 31, 2016. This increase was primarily due to the improvement of our operating efficiency, such as our strong operating performance driven by strict cost control, for the year ended December 31, 2016.~~

“Gross margin. Our gross margin increased by 4.29%, from 24.66% for the year ended December 31, 2015, to 28.95% for the year ended December 31, 2016. This increase was primarily due to the fact that more products were outsourced in manufacturing process during the year ended December 31, 2016. In practice, manufacturing process outsourcing was able to improve our production efficiency, and reduce unit cost of product.

Our semi-finished goods from outsourcing factories accounted for 39% of our total purchasing amount in 2016, compared to 22% in 2015. The significant increase in outsourcing production contributed to our conversion cost as a percentage of revenue decreased by 4.97%, from 16.60% for the year ended December 31, 2015, to 11.63% for the year ended December 31, 2016, while the direct materials cost as percentage of revenue increased by 0.68%, from 58.74% for the year ended December 31, 2015, to 59.42% for the year ended December 31, 2016.”

3.            We note that your discussion of changes in selling, general and administrative expenses addresses the absolute dollar change but does not address that selling, general and administrative expenses expressed as a percentage of sales increased from 16.8% in 2015 to 19.8% in 2016. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volumes. Therefore, please expand your disclosure to discuss the specific factors driving the increase of selling, general and administrative expenses expressed as a percentage of sales.

Response: The revised paragraph on p. 35 included in the Amended F-1 Filing reads as follows:

~~Selling, general and administrative expenses. Selling, general and administrative expenses were $4,847,630 for the year ended December 31, 2016, and $2,751,807 for the year of 2015, an increase of $2,095,823, or 76.16%. The increase in selling, general and administrative expenses is mainly a result of the higher payroll and bonus expenses paid to the administrative personnel and the management team, the increase in consulting expense and the increase in freight and express expense, both for domestic and oversea business. Shipping and handling expenses amounted to $836,561 and $516,409 for the years ended December 31, 2016 and 2015, respectively. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase after we become a publicly traded company in the United States.~~

“Selling, general and administrative expenses. Selling, general and administrative expenses were $4,847,630 for the year ended December 31, 2016, and $2,751,807 for the year ended December 31, 2015, an increase of $2,095,823, or 76%. The scale of increase in selling, general and administrative expenses was larger than the increase in revenue, which increased 50% from the year ended December 31, 2015, to the year ended December 31, 2016. Accordingly the ratio of selling, general and administrative expenses as a percentage of revenue increased from 16.9% for the year ended December 31, 2015 to 19.8% for the year ended December 31, 2016.

June 23, 2017

Selling expense was $3,439,843 for the year ended December 31, 2016 and $1,820,700 for the year ended December 31, 2015, an increase of $1,619,143, or 89%. The increase in selling expense was mainly due to the increase in e-commerce promotion expenses, e-commerce platform commission, shipping and handling expenses and payroll expenses for marketing personnel. The e-commerce promotion expenses increased by 155%, from $187,035 for the year ended December 31, 2015, to $477,504 for the year ended December 31, 2016. The e-commerce commission increased by 129%, from $93,187 for the year ended December 31, 2015, to $213,593 for the year ended December 31, 2016. The increase was due to the Company’s strategy expanding e-commerce business starting 2016. Shipping and handling expenses increased by 62%, from $516,409 for the year ended December 31, 2015, to $836,561 for the year ended December 31, 2016. The payroll expenses for marketing personnel increased by 59%, from $465,573 for the year ended December 31, 2015, to $741,080 for the year ended December 31, 2016. The increase was the result of business expansion and increase in number of employees during the year ended December 31, 2016, comparing to the year ended December 31, 2015.

General and administrative expenses was $1,407,787 for the year ended December 31, 2016 and $931,107 for the year ended December 31, 2015, an increase of $476,680, or 51%. The increase was mainly due to the additional professional fee related to the IPO in the amount of $344,634 incurred in 2016.

We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will increase when we are a publicly-traded company in the United States.”

Liquidity and Capital Resources, page 36

4.            Please expand your disclosure to state the amount outstanding under each line of credit as of the most recent practicable date.

Response: The following additional disclosures (in italics) have been added at the end of original disclosures on p. 37 in response to the foregoing comment:

“On January 8, 2015, we entered a line of credit of approximately $576,062 (RMB 4,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from January 8, 2015 and ends on January 7, 2017, bearing interest at approximately 125% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. This line of credit was extended for another year upon the expiration date and the outstanding balance remained at $576,062 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 5.655%.

On August 10, 2016, we obtained a line of credit of approximately $705,676 (RMB 4,900,000) from Industrial & Commercial Bank of China - Qingdao Shinan Second Branch. The line of credit starts from August 10, 2016 and ends on July 2, 2017, bearing interest at approximately 120% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The outstanding balance for this line of credit agreement remained at $705,676 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 5.22%.

June 23, 2017

On March 25, 2017, we obtained a line of credit of approximately $288,031 (RMB 2,000,000) from China Postal Savings Bank - Qingdao Branch. The line of credit starts from March 29, 2017 and ends on March 28, 2018, bearing interest at approximately 140% of the prevailing PRC prime rate. The borrowings under the line of credit are guaranteed by Rongfeng Cui and his wife, Yanjuan Wang. The outstanding balance for this line of credit agreement remained at $288,031 as of May 31, 2017; as of the same date, the interest rate on this line of credit was 6.09%.”

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

5.           We note your revised disclosure responding to prior comment 18. Since you continue to state that you do not provide “unconditional” right of return, please expand your disclosure to describe the circumstances under which you would provide “conditional” right of return. If you do not provide the right of return under any circumstances, please revise your disclosure and remove the “unconditional” terminology.

Response: The Revenue Recognition paragraph under Note 2 in the Amended F-1 Filing has been revised as follows:

“The Company does not provide right of return, rebate, pricing protection or any other concessions to its customers.”

Note 13 – Segmental and Revenue Analysis, page F-23

6.            We note your revised disclosure responding to prior comment 21, indicating that you operate in a single operating segment. Please expand your disclosure to state that you also operate in a single reportable segment. Please note FASB ASC 280-10-50 guidance and distinction between operating segment and reportable segment, wherein companies are required to provide disclosures about reportable segments, and wherein the analysis of operating segments and aggregation criteria would help determine the number of reportable segments.

Response: The Company is solely engaged in the business of manufacturing and selling of pet food. All the Company’s products are made of similar raw material, except for baked pet biscuits, from which the revenue generated accounted for 0.5% and 0.5% of total revenue in the year ended December 31, 2016 and 2015, respectively. Although all the Company’s products are classified into 5 product lines (pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits), they have the same function as pet food. Thus, the nature of the products is similar. In addition, the products are produced in similar production processes: shattering meat, stirring meat, twining muddy meat around bone, steaming the semi-products, and packing the steamed semi-products. Otherwise, the production processes among different products vary very slightly, e.g., such as extra drying process for dried pet snacks and canning process for wet canned pet food. Furthermore, the Company’s products were sold in the same multiple marketing channels: overseas market, domestic market and electronic commerce platforms, and all the products are manufactured in the same location, Qingdao City, Shandong Province, China. Finally, in practice, the unit price of the Company’s products are determined by cost plus the expected profit, which led to the gross profit rate of pet chews, dried pet snacks, wet canned pet food, dental health snacks, and baked pet biscuits were 24%, 25%, 26%, 25% and 24%, respectively for 2015 and 28%, 30%, 27%, 30% and 28%, respectively for 2016. As a consequence, all the products have similar economic characteristics. In conclusion, the Company operates in a single reportable segment pursuant to ASC 280-10 based on the aforementioned factors.

June 23, 2017

The Company also has revised its disclosures under Note 13 in the Amended F-1 Filing to read as follows:

“The Company is solely engaged in the business of manufacturing and selling of pet food. Since the nature, the production processes and the marketing channel of the products are substantially similar, the Company is considered as operating in a single reportable segment with revenues derived from multiple product lines, marketing channels and countries”.

7.            We note that your revised disclosure responding to prior comment 23 includes a category of “other countries” and that revenues associated with these countries increased by $4.9 million in 2016 or 60% of the total $8.1 million increase. To help us better understand this increase, please provide us with subtotals of geographic information about groups of other countries to provide further insight of this variance.

Response: The Company has revised its disclosures under Note 13 to add a line to separately disclose the revenue generated from China in the Amended F-1 Filing as follows:

“The net revenues generated from different countries are set forth as following:

	For the Years Ended December 31,
	2016	2015
South Korea	$5,299,721	$4,689,733
China	5,073,272	2,347,190
United Kingdom	3,227,619	289,228
Germany	3,204,314	3,309,266
Other countries	7,668,300	5,699,595
Less: Sale tax and addition	(29,490)	(22,738)
Total revenues	$24,443,736	$16,312,274

“Other countries” is comprised of all countries whose revenues, individually, were less than 10% of the Company’s revenues.”

In addition, please see below for the subtotals of geographic information about groups of other countries.

June 23, 2017

	For the Years Ended December 31,
	2016	2015
Finland	$1,952,914	$618,781
Netherland	1,431,748	1,308,806
Japan	1,407,901	1,391,930
Czech Republic	1,108,257	644,460
United States	371,268	599,208
Russia	302,254	85,429
Poland	238,485	183,933
Belgium	156,367	131,078
Hong Kong	151,431	236,275
Italy	133,453	149,972
France	171,102	208,843
Other Countries *	243,120	140,880
Total revenues from other countries	$7,668,300	$5,699,595

* Other countries is comprised of all countries whose revenues, individually, were immaterial (less than USD100K) during the years presented.”

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Cui Rongfeng CEO
Ralph V. De Martino, Esq., Schiff Hardin LLP